ROTOBLOCK CORPORATION
300 B Street
Santa Rosa, CA 95401

April 19, 2010

Lynn Dicker
Staff Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Rotoblock Corporation
Form 10-K for the fiscal year ended April 30, 2009
File No. 0-51428

Dear Ms. Dicker:

We are in receipt of your comment letter of April 8, 2010.

Form 10-K for the Fiscal Year Ended April 30, 2009

Item 9A Controls and Procedures

As requested by your letter, the company’s  future filings will contain the disclosures described in your comments. As you confirmed with our legal counsel today, the referenced Form 10-K will not need to be amended to include the additional disclosures referred to in your letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lynn Dicker
April 19, 2010

If you have any questions regarding our response, please contact this office.

Very truly yours,

/s/ Chien Chih Liu

Chien Chih Liu
President and Chief Executive Officer